                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                     Bright Horizons Family Solutions, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   109195 10 7
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                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)



                                                 Page 1 of 5 Pages

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CUSIP NO. 109195 10 7             13G                         Page 2 of 5 Pages
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------------  ------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Roger H. Brown

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]

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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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      NUMBER OF          5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY    ---------  -------------------------------------------------
      OWNED BY           6     SHARED VOTING POWER
        EACH                            760,462
      REPORTING
       PERSON       ---------  -------------------------------------------------
        WITH             7     SOLE DISPOSITIVE POWER

                    ---------  -------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                        760,462

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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       760,462

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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    (a) [ ]

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              6.4%
------------  ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------  -----------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 109195 10 7             13G                         Page 3 of 5 Pages
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Item 1(a).       Name of Issuer:                 Bright Horizons Family
                                                 Solutions, Inc. ("BFAM")

Item 1(b).       Address of Issuer's             209 Tenth Avenue South
                 Principal Executive             Suite 300
                 Offices or, if None,            Nashville, Tennessee 37203
                 Residence

Item 2(a).       Name of Person Filing:          Roger H. Brown

Item 2(b).       Address of Principal            One Kendall Square
                 Business Office:                Building 200
                                                 Cambridge, MA 02139

Item 2(c).       Organization/Citizenship:       United States citizen.

Item 2(d).       Title of Class                  Common stock, $.01 par value
                 of Securities:                  ("Common Stock")

Item 2(e).       CUSIP Number:                   109195 10 7

Item 3.          Inapplicable.

Item 4.          Ownership.




                                                                                               Shared
                    Total Shares         Percent         Sole        Shared         Sole       Power
                   of Common Stock         of           Voting       Voting       Power to       to
   Person        Beneficially Owned     Class(1)         Power        Power       Dispose     Dispose
   ------        ------------------     --------         -----        -----       -------     -------
Roger H.                 760,462(2)         6.4%            --       760,462           --     760,462
Brown

----------------

(1) Based on approximately 11,552,000 shares of Common Stock outstanding as of December 31, 1998, plus 333,944 shares of Common Stock subject to options beneficially held by Mr. Brown, which are exercisable within 60 days of December 31, 1998.
(2) Includes 212,423 shares held by Mr. Brown as trustee of the Roger H. Brown Trust, 213,261 shares held by his spouse as trustee of the Linda
         A. Mason Trust, 834 shares held by Mr. Brown's minor daughter and 333,944 shares which Mr. Brown had the right to beneficially acquire within 60 days of December 31, 1998 upon exercise of options (105,435 of which were held by his spouse).

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CUSIP NO. 109195 10 7             13G                         Page 4 of 5 Pages
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Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certification.

                           Inapplicable.

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CUSIP NO. 109195 10 7             13G                         Page 5 of 5 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                    02/16/99
                                    --------
                                    Date


                                    /s/ Roger H. Brown
                                    ------------------------------
                                    (Signature)


                                    Roger H. Brown, President of BFAM
                                    ---------------------------------
                                    (Name/Title)